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                              June 2, 2022

       Zheng Yuan
       Chief Financial Officer
       Embrace Change Acquisition Corp.
       5186 Carroll Canyon Rd
       San Diego, CA 92121

                                                        Re: Embrace Change
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 24, 2022
                                                            File No. 333-265184

       Dear Ms. Yuan:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed May 24, 2022

       Cover Page

   1.                                                   Please provide
prominent disclosure about the legal and operational risks associated with a majority of your
directors and officers based in or having significant ties to China. Your disclosure should make
clear whether these risks could result in a material change in your search for a target
company and/or the value of the securities you are registering for sale.
                                                        Please disclose whether
your auditor is subject to the determinations announced by the
                                                        PCAOB on December 16,
2021 and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company. Your prospectus summary should address,
but not necessarily be limited to, the risks highlighted on the prospectus cover page.
 Zheng Yuan
FirstName  LastNameZheng
Embrace Change  AcquisitionYuan
                            Corp.
Comapany
June 2, 2022NameEmbrace Change Acquisition Corp.
June 2,
Page 2 2022 Page 2
FirstName LastName
2. Please expand your prospectus cover page to discuss the Holding Foreign Companies
         Accountable Act and disclose that the United States Senate has passed the Accelerating
         Holding Foreign Companies Accountable Act, which, if enacted, would decrease the
         number of    non-inspection years    from three years to two years,
and thus, would reduce
         the time before your securities may be prohibited from trading or delisted.
Summary, page 1

3. In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
4. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
5. Disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors, page 23

6. Please expand your risk factors to disclose that the United States Senate has passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
 Zheng Yuan
Embrace Change Acquisition Corp.
June 2, 2022
Page 3
      Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
7.    Given the Chinese government   s significant oversight and discretion
over the conduct of
      your directors    and officers    search for a target company, please
revise to highlight
      separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.
8. In light of recent events indicating greater oversight by the Cyberspace Administration of
      China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors or their search for a target company, and to what extent you believe that your officers and directors are compliant with the regulations or policies that have been issued by the CAC to date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Shih-Kuei Chen at 202-551-7664 or Maryse Mills-Apenteng at 202-551-
3457 with any questions.



                                                           Sincerely,
FirstName LastNameZheng Yuan
                                                           Division of
Corporation Finance
Comapany NameEmbrace Change Acquisition Corp.
                                                           Office of Real
Estate & Construction
June 2, 2022 Page 3
cc:       Giovanni Caruso, Esq.
FirstName LastName